MUNIINSURED FUND, INC.

FILE # 811-5190

ATTACHMENT 770

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
11/16/00	County of Los Angeles COP 5.25% 11/01/33	$1,000,000.	$115,390,000.	Bank of America
03/07/01	Dept of Water & Power Los Angeles county 5.25% 07/01/20	$2,500,000.	$1,249,760,000.	JP Morgan
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